Subject to Completion Preliminary Term Sheet dated October 31, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-202584

(To Prospectus dated April 30, 2015,

Prospectus Supplement dated April 30, 2015 and

Product Supplement EQUITY INDICES LIRN-1 dated

August 28, 2015)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2016 November , 2016 November , 2019
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index

•      Maturity of approximately three years

•      [200% to 220%] leveraged upside exposure to increases in the Worst Performing Index

•      1-to-1 downside exposure to decreases in the Worst Performing Index beyond a 15% decline, with up to 85% of your principal at risk

•      All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

•      No periodic interest payments

•      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

•      Limited secondary market liquidity, with no exchange listing

•      The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.674 and $9.810 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price	$10.000	$

Underwriting discount	$0.075	$

Proceeds, before expenses, to CIBC	$9.925	$

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November     , 2016

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Summary

The Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November     , 2019 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency in the United States, Canada or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you a leveraged return if the Ending Value of the Worst Performing Index (as defined below), which will be either the Nikkei Stock Average Index or the EURO STOXX 50® Index (each, an “Index” and together, the “Indices”), is greater than its Starting Value. If the Ending Value of the Worst Performing Index is equal to or less than its Starting Value but greater than or equal to its Threshold Value, you will receive the principal amount of your notes. If the Ending Value of the Worst Performing Index is less than its Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Worst Performing Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our pricing models. The initial estimated value as of the pricing date will be based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes		Redemption Amount Determination

Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately three years
Market Measure:	The Nikkei Stock Average Index (Bloomberg symbol: “NKY”) and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), each a price return index.
Worst Performing Index:

The Index with the lowest percentage change from its Starting Value to its Ending Value.

The “percentage change” of an Index means an amount (expressed as a percentage) equal to its:

Ending Value – Starting Value

Starting Value

Starting Values:	With respect to each Index, its closing level on the pricing date.
Ending Values:

With respect to each Index, the average of its closing levels on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement if a Market Disruption Event occurs, as described beginning on page PS-18 of product supplement EQUITY INDICES LIRN-1 and “Other Terms of the Notes” on page TS-7.

Threshold Values:	With respect to each Index, 85% of its Starting Value (rounded to two decimal places)
Participation Rate:	[200% to 220%]. The actual Participation Rate will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.075 per unit listed on the cover page and the hedging-related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

The terms and risks of the notes are contained in this term sheet and in the following:

¡	Product supplement EQUITY INDICES LIRN-1 dated August 28, 2015:

http://www.sec.gov/Archives/edgar/data/1045520/000119312515306968/d69532d424b2.htm

¡	Prospectus dated April 30, 2015 and prospectus supplement dated April 30, 2015:

http://www.sec.gov/Archives/edgar/data/1045520/000119312515161379/d916405d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:

¡      You anticipate that the Worst Performing Index will increase from its Starting Value to its Ending Value.

¡      You are willing to risk a substantial loss of principal if the Worst Performing Index decreases from its Starting Value to an Ending Value that is below its Threshold Value.

¡     You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

¡     You are willing to forgo dividends or other benefits of owning the stocks included in either Index.

¡     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

¡     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

¡      You believe that the Worst Performing Index will decrease from its Starting Value to its Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

¡     You seek 100% principal repayment or preservation of capital.

¡     You seek interest payments or other current income on your investment.

¡     You want to receive dividends or other distributions paid on the stocks included in either Index.

¡     You seek an investment for which there will be a liquid secondary market.

¡     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on a hypothetical Participation Rate of 210% (the midpoint of the Participation Rate range of [200% to 220%]) and a Threshold Value of 85% of the Starting Value for the Worst Performing Index. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Worst Performing Index, excluding dividends.

This graph has been prepared for purposes of illustration only. We cannot predict which Index will be the Worst Performing Index.

The following table and examples are for purposes of illustration only and are based on the hypothetical performance of the Worst Performing Index. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100 and a hypothetical Threshold Value of 85 for the Worst Performing Index, a hypothetical Participation Rate of 210% and a range of hypothetical Ending Values of the Worst Performing Index. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value and Ending Value of the Worst Performing Index, the actual Participation Rate, and whether you hold your notes to maturity.

The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of each Index, see “The Indices” section below. Each Index is a price return index and as such its Ending Value will not include any income generated by dividends paid on the stocks included in that Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value of the Worst Performing Index	Percentage Change of the Worst Performing Index from its Starting Value to its Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
50.00	-50.00%	$6.50	-35.00%
75.00	-25.00%	$9.00	-10.00%
80.00	-20.00%	$9.50	-5.00%
85.00(2)	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
94.00	-6.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(3)	0.00%	$10.00	0.00%
102.00	2.00%	$10.42	4.20%
105.00	5.00%	$11.05	10.50%
110.00	10.00%	$12.10	21.00%
120.00	20.00%	$14.20	42.00%
130.00	30.00%	$16.30	63.00%
140.00	40.00%	$18.40	84.00%
150.00	50.00%	$20.50	105.00%
160.00	60.00%	$22.60	126.00%

(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)	This is the hypothetical Threshold Value.
(3)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for either Index.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Redemption Amount Calculation Examples

Example 1

The Ending Value of the Worst Performing Index is 75.00, or 75.00% of its Starting Value:

Starting Value of the Worst Performing Index: 100.00

Threshold Value of the Worst Performing Index: 85.00

Ending Value of the Worst Performing Index: 75.00

Redemption Amount per unit

Example 2

The Ending Value of the Worst Performing Index is 95.00, or 95.00% of its Starting Value:

Starting Value of the Worst Performing Index: 100.00

Threshold Value of the Worst Performing Index: 85.00

Ending Value of the Worst Performing Index: 95.00

Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value of the Worst Performing Index is less than its Starting Value but equal to or greater than its Threshold Value.

Example 3

The Ending Value of the Worst Performing Index is 150.00, or 150.00% of its Starting Value:

Starting Value of the Worst Performing Index: 100.00

Ending Value of the Worst Performing Index: 150.00

= $20.50 Redemption Amount per unit

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

¡	Depending on the performance of the Worst Performing Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

¡	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

¡	Your investment return may be less than a comparable investment directly in the stocks included in one or both of the Indices.

¡	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

¡	Our initial estimated value of the notes will be lower than the public offering price of the notes. The public offering price of the notes will exceed our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-12, are included in the public offering price of the notes.

¡	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which will be determined by reference to our internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the levels of the Indices, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

¡	Our initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and any secondary market prices of the notes.

¡	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

¡	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Indices), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

¡	The index sponsors may adjust their respective Index in a way that affects its level, and have no obligation to consider your interests.

¡	You will have no rights of a holder of the securities represented by the Indices, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

¡	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in either Index, we, MLPF&S and our respective affiliates do not control any company included in either Index, and have not verified any disclosure made by any other company.

¡	Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Indices. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Indices trade against the U.S. dollar which you would have received if you had owned the securities in the Indices during the term of your notes, although the levels of the Indices may be adversely affected by general exchange rate movements in the market.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

¡	There may be potential conflicts of interest involving the calculation agent, which is MLPF&S. We have the right to appoint and remove the calculation agent.

¡	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement EQUITY INDICES LIRN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the prospectus supplement dated April 30, 2015, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Additional Risk Factors

The notes are subject to the risks of each Index, not a basket composed of the Indices, and will be negatively affected if the level of either Index decreases from its Starting Value, even if the level of the other Index increases from its Starting Value. You are subject to the risks associated with each Index. The Redemption Amount will be determined only by reference to the Worst Performing Index, regardless of the performance of the other Index. The notes are not linked to a basket composed of the Indices, where the depreciation in the level of either Index could be offset to some extent by the appreciation in the level of the other Index. In the case of the notes that we are offering, the individual performance of each Index will not be combined, and any depreciation in the level of either Index would not be offset by any appreciation in the level of the other Index.

You will not benefit in any way from the performance of the better performing Index. The return on the notes depends solely on the performance of the Worst Performing Index, and you will not benefit in any way from the performance of the better performing Index. The notes may underperform a similar investment in each of the Indices or a similar alternative investment linked to a basket composed of the Indices. In either such case, the performance of the better performing Index would be blended with the performance of the Worst Performing Index, resulting in a potentially better return than what you would receive on the notes.

Because the notes are linked to two indices, as opposed to only one, it is more likely that you will lose some or substantially all of your investment. By linking the notes to the worst performing of two indices, it is more likely that the level of one of the two indices decreases from its Starting Value to its Ending Value, and you will lose some or substantially all of your investment.

You will be subject to risks relating to the relationship between the Indices. Your return on the notes may benefit from a positive correlation, if any, between the Indices, in the sense that their levels tend to increase or decrease at similar times and by similar magnitudes. By investing in the notes, you assume the risk that the Indices will not exhibit this relationship. The less correlated the Indices, the more likely it is that the level of one of the Indices will decrease below its Starting Value over the term of the notes. You will lose some or substantially all of your principal if the Ending Value of one of the Indices is less than its Threshold Value and in such a case, the performance of the better performing Index would not be relevant to your return on the notes at maturity. It is impossible to predict what the relationship between the Indices will be over the term of the notes. The Indices represent different portions of the international equity markets, and they may not perform similarly over the term of the notes.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1, a “Market Measure Business Day” means a day on which:

(A) each of the Tokyo Stock Exchange (as to the Nikkei Stock Average Index) and Eurex (as to the EURO STOXX 50® Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) each Index or any successors thereto are calculated and published.

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Market Disruption Events and Other Events

A Market Disruption Event as to one Index will not impact the other Index. As to either Index, if a Market Disruption Event occurs during the Maturity Valuation Period, its Final Value shall be determined as set forth on PS-18 of product supplement EQUITY INDICES LIRN-1.

The Indices

All disclosures contained in this term sheet regarding each Index, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the index sponsors. The index sponsors, which license the copyright and all other rights to the applicable Index, have no obligation to continue to publish, and may discontinue publication of, the applicable Index. The consequences of the index sponsors discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-19 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of either Index or any successor indices.

The Nikkei Stock Average Index

The Nikkei Stock Average Index (the “NKY”), also known as the Nikkei 225, is a stock index calculated, published and disseminated by Nikkei Inc., the index sponsor of the NKY, which measures the composite price performance of certain Japanese stocks. The NKY currently is based on 225 underlying stocks trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. ETFs, REITs, preferred stocks, preferred securities and tracking stocks are excluded. All 225 components of the NKY are listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. The index rules require that the 75 most liquid issues (one-third of the components of the NKY) be included in the NKY.

Standards for Listing and Maintenance

The NKY is reviewed annually at the beginning of October. Stocks with high market liquidity are added and those with low liquidity are deleted. At the same time, to take into account changes in industry structure, the index sponsor examines the balance of the sectors, in terms of the number of constituents. Liquidity of a stock is assessed by the two measures: “trading value” and “magnitude of price fluctuation by volume,” which is calculated as (High price/Low price) / Volume. Among stocks on the TSE First Section, the top 450 stocks in terms of liquidity are selected to form the “high liquidity group”. Those constituents not in the high liquidity group are deleted. Those non-constituent stocks which are in the top 75 of the high liquidity group are added. After the liquidity deletions and additions, constituents are deleted and added to balance the number of constituents among sectors, and to make the total number of the constituents equal 225.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The six sector categories are divided into 36 industrial classifications as follows:

•	Technology—Pharmaceuticals, Electrical Machinery, Automobiles and Auto parts, Precision Instruments, Communications;

•	Financials—Banking, Other Financial Services, Securities, Insurance;

•	Consumer Goods—Fishery, Food, Retail, Services;

•	Materials—Mining, Textiles & Apparel, Pulp & Paper, Chemicals, Petroleum, Rubber, Glass & Ceramics, Steel, Nonferrous Metals, Trading Companies;

•	Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing, Real Estate; and

•	Transportation/Utilities—Railroads and Buses, Land Transport, Marine Transport, Air Transport, Warehousing, Electric Power, Gas.

Among the 450 “high liquidity” stocks, half of those that belong to any sector are designated as the “appropriate number of stocks” for that sector. The actual number of constituents in a sector is then compared with its “appropriate number,” and if the actual number is larger or smaller than the “appropriate number,” then components are deleted or added, as necessary. Stocks to be deleted are selected from stocks with lower liquidity and stocks to be added are selected from stocks with higher liquidity. Stocks selected according to the foregoing procedures are candidates for addition or deletion, as applicable, and the final determinations will be made by the index sponsor.

The NKY is also reviewed on an ongoing basis in response to extraordinary developments, such as bankruptcies or mergers. Any stock removed from the TSE First Section due to any of the following reasons will be removed from the NKY: (i) bankruptcy, including filing for Corporate Reorganization Act, Civil Rehabilitation Act, or liquidation; (ii) corporate restructuring such as merger, share exchange or share transfer; (iii) excess debt or other reasons; or (iv) transfer to the TSE Second Section. In addition, component stocks designated as “securities under supervision” become deletion candidates. However, the decision to delete such candidates will be made by examining the sustainability and the probability of delisting for each individual case. Upon deletion of a stock from the NKY, the index sponsor will generally select as a replacement the most liquid stock that is both in the “high liquidity group” and in the same sector as the deleted stock. When deletions are known in advance, replacements may be selected as part of the periodic review process or by using similar procedures.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Calculation of the NKY

The NKY is a modified price-weighted index (i.e., a stock’s weight in the NKY is based on its price per share rather than the total market capitalization of the issuer) where the sum of the constituent stock prices, adjusted by the presumed par value, is divided by a divisor.

The NKY is calculated by (i) converting the component stocks that do not have a par value of 50 yen to 50 yen par value, as described below, (ii) calculating the sum of the adjusted share prices of each component stock and (iii) dividing such sum by a divisor. Most listed companies in Japan have a par value of 50 yen. All companies included in the NKY are given an equal weighting based on a par value of 50 yen. Stocks with irregular par values are modified to reflect a 50 yen par value. For example, a stock with a 500 yen par value will have its share price divided by 10 to give a 50 yen par value price. The level of the NKY is calculated every 15 seconds during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change. For the NKY, presumed par value may be changed for large scale splits and reverse splits. The divisor is not changed in these cases.

The following graph shows the daily historical performance of the Nikkei Stock Average Index in the period from January 1, 2008 through October 27, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 27, 2016, the closing level of the Nikkei Stock Average Index was 17,336.42.

Historical Performance of the Nikkei Stock Average Index

This historical data on the Nikkei Stock Average Index is not necessarily indicative of the future performance of the Nikkei Stock Average Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Nikkei Stock Average Index during any period set forth above is not an indication that the level of the Nikkei Stock Average Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Nikkei Stock Average Index.

License Agreement

We will enter into an agreement with Nikkei Inc. (“Nikkei”) providing us with a non-exclusive license with the right to use the NKY in exchange for a fee. The NKY is the intellectual property of Nikkei. “Nikkei,” “Nikkei 225,” “Nikkei Stock Average” and “Nikkei Average” are the service marks of Nikkei. Nikkei reserves all the rights, including copyright, to the NKY.

The notes are not in any way sponsored, endorsed or promoted by Nikkei. Nikkei does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the NKY or the figure at which the NKY stands at any particular day or otherwise. The NKY is compiled and calculated solely by Nikkei. However, Nikkei shall not be liable to any person for any error in the NKY and Nikkei shall not be under any obligation to advise any person, including a purchaser or seller of the notes,

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

of any error therein. Nikkei shall be entitled to change the details of the NKY and to suspend the announcement thereof. In addition, Nikkei gives no assurance regarding any modification or change in any methodology used in calculating the NKY and is under no obligation to continue the calculation, publication and dissemination of the NKY.

The EURO STOXX 50® Index

The EURO STOXX 50® Index (Bloomberg ticker “SX5E”) (the “SX5E”) was created by the index sponsor, STOXX Limited (“STOXX”), which is owned by Deutsche Börse AG. Publication of the SX5E began in February 1998, based on an initial index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E.

Index Composition and Maintenance

For each of the 19 EURO STOXX supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.” The index components are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it ranked 75 or below on the selection list of the previous month. The highest-ranked stock that is not an index component will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index level can be expressed as follows:

Index =	Free float market capitalization of the index	x 1,000
Adjusted base date market capitalization of the index

The “free float market capitalization of the index” is equal to the sum of the product of the closing price, number of shares outstanding, free float factor, and weighting cap factor, for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX5E or any successor to the SX5E. STOXX does not guarantee the accuracy or the completeness of the SX5E or any data included in the SX5E. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX5E. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX5E or the manner in which the SX5E is applied in determining the amount payable on the notes at maturity.

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Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

The following graph shows the daily historical performance of the EURO STOXX 50® Index in the period from January 1, 2008 through October 27, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 27, 2016, the closing level of the EURO STOXX 50® Index was 3,085.17.

Historical Performance of the EURO STOXX 50® Index

This historical data on the EURO STOXX 50® Index is not necessarily indicative of the future performance of the EURO STOXX 50® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50® Index during any period set forth above is not an indication that the level of the EURO STOXX 50® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the EURO STOXX 50® Index.

License Agreement

We have entered into an agreement with STOXX providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SX5E, which is owned and published by STOXX, in connection with certain securities, including the notes.

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not sponsor, endorse, sell or promote the notes; recommend that any person invest in the notes; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes; have any responsibility or liability for the administration, management or marketing of the notes; or consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically, STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the notes, the owners of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E; the accuracy or completeness of the SX5E and its data; and the merchantability and the fitness for a particular purpose or use of the SX5E and its data. STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data. Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur. The licensing agreement between us and STOXX is solely for our benefit and the benefit of STOXX and not for the benefit of the owners of the notes or any other third parties.

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Indices and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Worst Performing Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Worst Performing Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Indices, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-15 of product supplement EQUITY INDICES LIRN-1.

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Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Certain Income Tax Consequences–Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement and a Non-Resident Holder should carefully read that description as well.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act. The Minister of Finance (Canada) has released proposals to amend the Canadian Tax Act that impact the treatment of secondary market sales of “prescribed debt obligations” such as the notes occurring after 2016 (the “Budget Proposals”). It is not clear whether the Budget Proposals could impact the Canadian tax consequences of a transfer or assignment of a note by a Non-Resident Holder to a transferee resident in Canada for purposes of the Canadian Tax Act, and in particular, whether Canadian withholding tax could apply in respect of such a transfer or assignment, regardless of whether such note is an “excluded obligation” as described under “Certain Income Tax Consequences–Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement. Non-Resident Holders should consult with their own tax advisors in this regard.

Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei Stock Average Index and the EURO STOXX 50® Index, due November , 2019

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement EQUITY INDICES LIRN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Additionally, the following changes are hereby made to the “U.S. Federal Income Tax Summary” section of the product supplement EQUITY INDICES LIRN-1 to reflect certain changes to the U.S. federal income tax law as a result of U.S. taxing authority guidance and activity:

¡	The fourth paragraph in the section captioned “Non-U.S. Holders” is hereby deleted and replaced with the following: A dividend equivalent payment made with respect to an equity-linked instrument is treated as a U.S.-source dividend. Such payments are generally subject to a 30% U.S. withholding tax (or lower rate if a tax treaty applies) when paid to a non-U.S. holder. Treasury regulations provide that certain equity-linked instruments with payments that are contingent upon or determined by reference to U.S.-source dividends (including payments reflecting adjustments for dividends), are considered to pay dividend equivalents. Regulations exempt equity-linked instruments issued prior to 2017 from these rules. Depending on the composition of the Market Measure, a note might be treated as an equity-linked instrument; however, since it is issued prior to 2017, it is expected to be exempt from the withholding tax rules specified for dividend equivalents.

¡	The following sentences are hereby added immediately after the sentence in the section captioned “Additional Information for Investors”: FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest. The Internal Revenue Service recently announced in published guidance its intent to amend the regulations to extend the effective date of withholding on gross proceeds to 1 January 2019. Similarly the Internal Revenue Service announced its intention to delay the effective date of withholding tax on “foreign passthru payments” to the later of January 1, 2019 or the date of publication of final U.S. Treasury regulations defining such term.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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